December 19, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Abby Adams

Re:	Acutus Medical, Inc. Registration Statement on Form S-3 Registration No. 333-268730

Dear Ms. Adams:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-268730) (the “Registration Statement”) of Acutus Medical, Inc. We respectfully request that the Registration Statement be declared effective as of 4:00 P.M. Eastern Time on December 21, 2022, or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004 or Jason Bassetti at (650) 752-2071.

[Signature page follows]

Very truly yours,

Acutus Medical, Inc.

By:	/s/ David Roman
	Name:	David Roman
	Title:	President and Chief Executive Officer